FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2009 – 3rd August 2009

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction by Persons Discharging ManagerialResponsibilities”, dated 1 July 2009.

2.	Press release entitled, “IRESSA (GEFITINIB) receives marketingauthorisation for the treatment of non-small cell lung cancer in Europe”,dated 1 July 2009.

3.	Press release entitled, “AstraZeneca terminates License Agreement with MAP Pharmaceuticals regarding Unit Dose Budesonide “dated 9 July 2009.

4.	Press release entitled, “AstraZeneca second quarter and half year results 2009”, dated 29 July 2009.

5.	Press release entitled, “AstraZeneca second quarter and half year results 2009 (front half)”, dated 30 July 2009.

6.
Press release entitled, “AstraZeneca second quarter and half year results 2009 - Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report” (back half), dated 30 July 2009.

7.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR.3.1.4R”, dated 31 July 2009.

8.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 31 July 2009.

9.	Press release entitled, “FDA approves ONGLYZA for the treatment of type 2 diabetes in the US”, dated 3 August 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 August 2009	By:	/s/ Justin Hoskins
	Name:	Justin Hoskins
	Title:	Deputy Company Secretary

Item 1

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 30 June 2009, the interest of Anders Ekblom, a person discharging managerial responsibilities, in AstraZeneca PLC Ordinary Share of $0.25 each has changed as detailed below.

The change in interest relates to an award made in March 2008 under the AstraZeneca Restricted Share Plan, whereby, in accordance with the terms of the award, Mr Ekblom has now become beneficially entitled to 8,306 of the 16,612 shares originally awarded.  After certain mandatory tax deductions, Mr Ekblom has received 3,731 shares into a personal brokerage account.

The market price of AstraZeneca Ordinary Shares on 30 June 2009 was £27.12.

A C N Kemp
Company Secretary
1 July 2009

Item 2

IRESSA (GEFITINIB) RECEIVES MARKETING AUTHORISATION FOR THE TREATMENT OF NON-SMALL CELL LUNG CANCER IN EUROPE

AstraZeneca announced today that the European Commission has granted marketing authorisation for the oral anti-cancer drug, IRESSA for the treatment of adults with locally advanced or metastatic non-small cell lung cancer (NSCLC) with activating mutations of EGFR-TK (epidermal growth factor receptor-tyrosine kinase) across all lines of therapy. The authorisation is based on a submission package including two pivotal Phase III studies comparing IRESSA with chemotherapy, IPASS and INTEREST.

IRESSA acts by inhibiting the tyrosine kinase enzyme in the EGFR, thus blocking the transmission of signals involved in the growth and spread of tumours. A mutation in the EGFR is a characteristic occurring in 10-15% of lung cancers in non-Asians, and studies have shown that these types of tumours are particularly sensitive to IRESSA.

Anders Ekblom, Executive Vice President for Development at AstraZeneca, said: "IRESSA is the first truly targeted treatment for lung cancer, and the EU marketing authorisation today represents an important step forward in the treatment of this devastating disease. For the first time, patients with EGFR mutation positive tumours will have a more effective and better tolerated alternative to chemotherapy as a first-line treatment.”

AstraZeneca will work closely with clinicians and pathology groups on a country-by-country basis to facilitate appropriate access to EGFR mutation diagnostic testing.

AstraZeneca has agreed to conduct a Follow-up Measure Study to generate further data in a Caucasian NSCLC patient population and is currently in discussion with the EMEA to finalise the study design and endpoints.

About IRESSA
In 2005, AstraZeneca withdrew its EU marketing authorisation application for IRESSA following data from the Phase III international ISEL study in pre-treated patients not eligible for further chemotherapy. ISEL did not meet its primary objective of a statistically significant improvement in OS for IRESSA compared to placebo, but did confirm a number of important clinical benefits for IRESSA including tumour shrinkage and a significant improvement in time to treatment failure. The refractory (patients whose tumours had grown during or soon after receiving prior chemotherapy) nature of the ISEL population is the most likely explanation for the magnitude of the survival improvement with IRESSA compared to placebo not reaching statistical significance.

Following delivery of the INTEREST data, AstraZeneca submitted a new regulatory package to the EMEA in May 2008; the IPASS data were added to the submission package when they became available in Q3 2008.

There is a rolling programme of approvals and licence updates for IRESSA around the world in a broad second-line population based on data from the INTEREST study.

IRESSA is already an established therapy for pre-treated NSCLC in the Asia-Pacific region, where AstraZeneca is in consultation with regulatory authorities to discuss the potential use of IRESSA in first-line therapy.

About the INTEREST and IPASS studies
The INTEREST (IRESSA Non-small-cell lung cancer Trial Evaluating REsponse and Survival against Taxotere) study was a randomised, open-label, parallel-group, Phase III trial evaluating survival with IRESSA versus docetaxel in 1,466 patients with locally advanced or metastatic recurrent NSCLC who had previously received platinum-based chemotherapy. The primary endpoint of INTEREST was OS, with the objective of demonstrating that IRESSA was non-inferior to docetaxel chemotherapy.

IPASS (IRESSA Pan-ASia Study) was an open label, randomised, parallel-group study that assessed the efficacy, safety and tolerability of IRESSA versus carboplatin/paclitaxel as first-line treatment in a clinically selected population of patients from Asia.    The primary endpoint of IPASS was PFS (the length of time a patient lives without their tumour progressing), with the objective of demonstrating that IRESSA was non-inferior to carboplatin/paclitaxel doublet chemotherapy.

The study enrolled 1,217 patients in Asia with advanced NSCLC who had not received prior chemotherapy for advanced disease, whose tumours were of adenocarcinoma histology and who had either never smoked, or were former light smokers (ceased smoking at least 15 years ago and <= 10 pack-years exposure).

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

CONTACTS:

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

1 July 2009

- ENDS -

Item 3

ASTRAZENECA TERMINATES LICENSE AGREEMENT WITH MAP PHARMACEUTICALS REGARDING UNIT DOSE BUDESONIDE

AstraZeneca announced today that it has terminated the license agreement with MAP Pharmaceuticals, Inc., regarding Unit Dose Budesonide (UDB).

UDB, an investigational treatment for paediatric asthma, was the subject of an initial Phase III clinical trial conducted by MAP Pharmaceuticals.  On 23 February 2009, MAP announced that the trial failed to meet its primary endpoints.

In light of the clinical trial results, AstraZeneca exercised its right to terminate the license agreement and expects to record an impairment charge of $44m in the second quarter results.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

CONTACTS:

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Media Enquiries US:
David Albaugh	+1 302 886 7098
Emily Denney	+1 302 885 3451
Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364
James Mead	+44 20 7304 5084	mob: +44 7825 530018

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

09 July 2009
- ENDS -

Item 4

AstraZeneca second quarter and half year results 2009

Tomorrow, Thursday, 30 July 2009 AstraZeneca will be releasing its second quarter and half year results for 2009 at 11:00BST.

An analysts presentation of the second quarter and half year results will take place at 13:00bst and will be accessible by a choice of two routes:

1) Audio webcast (available at http://www.astrazeneca.com/).  You will be able to email questions to the presenters during the Q&A session.

2) Teleconference with Q&A. Dial in numbers:
UK: 0800 077 8491
Sweden: 0200 110 487
International: +44 (0)844 800 0810
US: 1 866 804 8688
Emergency back-up: +44 (0)1296 311 600

Passcode: AstraZeneca Half Year analyst call.

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website (http://www.astrazeneca.com/investors/ ) 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations part of the AstraZeneca website at http://www.astrazeneca.com/.

Item 5

AstraZeneca PLC
SECOND QUARTER AND HALF YEAR RESULTS 2009

London, 30 July 2009

Second quarter sales increased by 9 percent at constant exchange rates (CER) to $7,958 million.

-Crestor sales increased by 33 percent at CER.  Quarterly sales exceed $1 billion for the first time.

-US sales of Toprol-XL, benefiting from withdrawal of generic products, accounted for 3 percent of global sales growth at CER.

-Emerging Markets sales increased by 8 percent at CER; on track for double-digit growth for the full year.

Core operating profit in the second quarter increased by 37 percent at CER to $3,606 million on sales growth, higher other income and operational efficiencies.

Core EPS in the second quarter increased by 37 percent at CER to $1.64.

Reported EPS in the second quarter increased by 10 percent at CER to $1.18.

-Provisions totalling $430 million have been taken in the second quarter with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 4).

Strong cash flows have reduced net debt by $3 billion since 31 December 2008.

The Board has recommended a first interim dividend of $0.59, an increase of 7 percent.

Continued progress on the pipeline, including three regulatory submissions since the first quarter.

-Applications for regulatory approval submitted in the US for Certriad (lipid abnormalities) and Vimovo (pain relief for arthritis); Zactima (lung cancer) submitted in the US and the European Union.

-Iressa approved in Europe for lung cancer treatment.

-New diabetes treatment ONGLYZATM recommended for approval by European CHMP.

Core EPS target for the full year increased to range of $5.70 to $6.00.

Financial Summary

Group	2nd Quarter 2009 $m	2nd Quarter 2008 $m	Actual %	CER %	Half Year 2009 $m	Half Year 2008 $m	Actual %	CER %
Sales	7,958	7,956	-	+9	15,659	15,633	-	+8
Reported
Operating Profit	2,851	2,473	+15	+19	6,014	4,730	+27	+28
Profit before Tax	2,608	2,279	+14	+18	5,611	4,422	+27	+27
Earnings per Share	$1.18	$1.11	+6	+10	$2.66	$2.14	+24	+24
Core*
Operating Profit	3,606	2,737	+32	+37	6,968	5,502	+27	+28
Profit before Tax	3,363	2,543	+32	+38	6,565	5,194	+26	+28
Earnings per Share	$1.64	$1.25	+31	+37	$3.22	$2.53	+27	+28

*
Core financial measures are supplemental non-GAAP measures which management believe enhances understanding of the Company’s performance; it is upon these measures that financial guidance for 2009 is based.  See page 10 for a definition of Core financial measures and pages 10 and 11 for a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “Our business performance, in the context of tough global economic conditions, has been better than we anticipated.  Good operating execution as well as the Toprol-XL benefit has led to a strong first half performance, which is reflected in our increased Core EPS target for the full year.  Continued progress on the pipeline is evidenced by significant regulatory submissions and approvals since our first quarter report.”

Interim Management Report

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Sales in the second quarter increased by 9 percent at CER, but were flat on an actual basis as a result of the negative impact of exchange rate movements.  Sales benefited from strong growth of the Toprol-XL franchise in the US as a result of the market withdrawal by two generic competitors; adjusting for this, global sales increased by 6 percent.  US sales were up 13 percent (6 percent excluding Toprol-XL).  Group sales in the Rest of World were also up 6 percent.  Sales in Established Markets were up 5 percent.  Emerging Markets sales growth was 8 percent, lower than recent quarters but broadly in line with the Company’s expectations.  Double-digit sales growth in Emerging Markets is anticipated for the full year.

Core operating profit in the second quarter was up 37 percent to $3,606 million.  Approximately 60 percent of the Core operating profit increase was driven by higher sales; the balance from operational efficiencies and higher other income related to proceeds from the disposal of certain Nordic OTC products. Reported operating profit increased by 19 percent to $2,851 million; this growth rate was 18 percentage points lower than the growth in Core operating profit, reflecting provisions totalling $430 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices taken in the second quarter 2009.

Core earnings per share in the second quarter were $1.64 compared with $1.25 in the second quarter 2008, a 37 percent increase at CER and in line with the growth in Core operating profit in the quarter. Reported earnings per share in the second quarter were up 10 percent to $1.18, after charging the legal provisions as well as higher restructuring and synergy costs.

First Half

Sales in the first half increased by 8 percent at CER, but were flat on an actual basis as a result of the negative impact of exchange rate movements.  Sales in the US were up 10 percent (5 percent excluding the impact of Toprol-XL).  Sales in the Rest of World were up 6 percent.  Sales in Established Markets were up 4 percent.  Sales in Emerging Markets increased by 11 percent.

Core operating profit increased by 28 percent to $6,968 million as a result of sales growth, operating efficiencies and higher other income compared with the first half of 2008.  Reported operating profit was $6,014 million, an increase of 28 percent, the same as the growth in Core operating profit, as the negative impact of the legal provisions in the second quarter 2009 was somewhat offset by the Ethyol impairment that was charged in the first quarter 2008.

Core earnings per share for the first half were $3.22, an increase of 28 percent, in line with the growth in Core operating profit.  Reported EPS increased by 24 percent to $2.66, reflecting the effects of the legal provisions and the Ethyol impairment noted above as well as higher restructuring and synergy costs.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Half Year 2009 results announcement, and is available on the Company’s website, www.astrazeneca.com, under information for investors.

The AstraZeneca pipeline now includes 142 projects, including 98 projects in the clinical phase of development.  There are 10 NME projects currently in late stage development, either in Phase III or under regulatory review.  Across the portfolio, since the last update on 29 January, 24 projects have successfully progressed to their next phase (including 11 molecules entering first human testing); 14 compounds have been added from Discovery research; 14 compounds have been withdrawn.

Continued progress has been made on the pipeline since the first quarter update, including three new regulatory submissions:

Certriad

On 4 June 2009, AstraZeneca and Abbott announced that the companies have submitted a New Drug Application (NDA) to the US Food and Drug Administration (FDA) for an investigational compound for the treatment of mixed dyslipidaemia, a combination of two or more lipid abnormalities including high LDL-cholesterol (the “bad” cholesterol), high triglycerides and low HDL-cholesterol (the “good” cholesterol). The NDA is for a fixed-dose combination product containing the active ingredients of Crestor (rosuvastatin calcium) and TRILIPIX™ (fenofibric acid).  Pending approval of the NDA, the treatment will be marketed as Certriad.

Vimovo

On 30 June 2009, AstraZeneca announced that its development partner, Pozen, Inc., has submitted an NDA to the US FDA for Vimovo (PN400), a product under investigation for the treatment of the signs and symptoms of osteoarthritis (OA), rheumatoid arthritis (RA) and ankylosing spondylitis (AS) in patients who are at risk of developing NSAID-associated gastric ulcers. PN400 is a fixed-dose combination of enteric-coated naproxen and immediate release esomeprazole. The proposed trade name is Vimovo, pending regulatory approval.

Zactima

In June 2009, AstraZeneca submitted regulatory applications in the US and European Union for Zactima, seeking approval for use of a dose of 100mg daily in the second-line treatment of advanced non-small cell lung cancer (NSCLC) in combination with chemotherapy.

Results for the ZEPHYR study, a Phase III trial of 300mg of Zactima used as monotherapy in patients who have failed treatment with an EGFR inhibitor in advanced NSCLC, and the ZETA study (300mg Zactima monotherapy in advanced medullary thyroid cancer) will be presented in the first half of 2010.

Other significant pipeline developments include:

ONGLYZATM

AstraZeneca and Bristol-Myers Squibb Company have announced that their marketing authorisation application for ONGLYZATM (saxagliptin) received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) for the treatment of type 2 diabetes in adults as add-on therapy with metformin, a thiazolidinedione or a sulphonylurea.

The CHMP’s positive opinion on ONGLYZATM will now be reviewed by the European Commission which has the authority to approve medicines for the European Union. AstraZeneca and Bristol-Myers Squibb expect the European Commission to issue its decision on a Marketing Authorisation for this type 2 diabetes investigational drug in the European Union in the coming months.

The Prescription Drug User Fee Act (PDUFA) date for the FDA review of the ONGLYZA™ NDA is 30 July 2009.

Iressa

On 1 July 2009, AstraZeneca announced that the European Commission has granted marketing authorisation for the oral anti-cancer drug Iressa for the treatment of adults with locally advanced or metastatic NSCLC with activating mutations of EGFR-TK (epidermal growth factor receptor-tyrosine kinase) across all lines of therapy. The authorisation is based on a submission package including two pivotal Phase III studies comparing Iressa with chemotherapy, IPASS and INTEREST.

Brilinta

On 11 May 2009, AstraZeneca announced top line results from the Phase III trial, PLATO (A Study of Platelet Inhibition and Patient Outcomes), which demonstrate that Brilinta (ticagrelor), the investigational oral antiplatelet treatment for acute coronary syndromes (ACS), has achieved a statistically significant primary efficacy endpoint versus clopidogrel, in the prevention of cardiovascular (CV) events in patients with ACS. The primary efficacy measure was time to first occurrence of any event from the composite of myocardial infarction, stroke, and CV death.

In PLATO, the overall safety profile for Brilinta was in line with the safety data observed in the Phase II studies. Given the size of the PLATO trial, further analysis of the entire database, secondary variables, and subgroups is ongoing. The results of PLATO will be presented at the European Society of Cardiology annual meeting on 30 August 2009.

The submission of Brilinta to regulatory authorities remains on schedule for the fourth quarter of 2009.

Crestor

Regulatory applications to amend the Crestor label to reflect the significant reductions in cardiovascular events demonstrated in the landmark JUPITER clinical trial are now under review by regulatory authorities in the US and in Europe, as the April 2009 submission in the US was followed, as planned, by the submission in Europe during the second quarter 2009.

In July 2009, the US FDA granted an additional six-month period of market exclusivity to Crestor based on studies the Company conducted in paediatric patients.  The allowed six-month paediatric exclusivity period, which takes effect upon expiration of the patent, will extend the exclusivity of Crestor to 8 July 2016.

Symbicort

Based on the Complete Response Letter (CRL) AstraZeneca received in April 2009 from the FDA regarding the Symbicort sNDA for use in paediatric asthma patients 6-11 years of age, additional clinical work will be needed to support the approval of Symbicort in this patient population.

This additional clinical work will result in a significant delay of an FDA approval. AstraZeneca is meeting with the FDA to discuss the necessary programme of additional work, and will be able to provide more details after that discussion.

Seroquel XR

In June 2009, the Company submitted a response to the CRL received from the US FDA in December 2008 regarding the sNDA for Seroquel XR for the treatment of Major Depressive Disorder (MDD) in adult patients.  This submission should trigger a six-month review period by the FDA.

On 29 May 2009, AstraZeneca announced that the Company has referred its application for Seroquel XR for the treatment of recurrent depressive episodes in adult patients with Major Depressive Disorder (MDD) to the CHMP.  This follows notification to AstraZeneca by the Netherlands Health Authority (MEB), acting as the Reference Member State for the Mutual Recognition Process (MRP), that the Seroquel XR application for MDD has been refused.

To date, Seroquel XR has been approved for use in MDD in Canada and Australia.

Novel Influenza A (H1N1) Vaccine

MedImmune’s technology and capability is evidenced by the solid progress being made to deliver a live attenuated intranasal vaccine (LAIV) against the Novel Influenza A (H1N1) influenza virus.  To date, MedImmune has successfully produced a master virus seed candidate, using a proprietary and unique process known as reverse genetics, which appears to be growing well.

On 24 July, during a presentation to the FDA’s Vaccine and Related Biological Products Advisory Committee (VRBPAC), MedImmune reported that based on vaccine yields of the first manufactured lots, MedImmune estimates it may be able to produce a total of 200 million doses of bulk vaccine, of which approximately 40 million doses can be filled and finished into nasal sprayers by March 2010.  The number of finished, filled doses is currently limited by the availability of sprayers, however, MedImmune is taking steps to increase the supply of sprayers, as well as working with the US government to define a path for an alternative delivery device.

A robust clinical trial programme will begin shortly for the Novel Influenza A (H1N1) vaccine, with patient enrollment expected to begin in mid-August.  If public health authorities determine the need for emergency use of H1N1 vaccine prior to completion of these clinical studies, MedImmune’s vaccine for the Novel Influenza A (H1N1) virus could be available as early as September.

AZD0837

The programme of work aimed at resolving the previously identified issue concerning the stability of tablets of the investigational oral anticoagulant AZD0837 intended for use in the Phase III clinical trial programme is largely complete, so the project is now deemed to be “Phase III ready”.  We have not, as yet, finalised the scope of the Phase III development programme, but the soonest we could commence Phase III work would be the second half of 2009.  The Company is exploring a number of options, including the consideration of working with an external partner.

Enhancing Productivity

Good progress continues on the previously announced business reshaping programmes.  In the second quarter, $190 million in restructuring costs were charged, bringing the total charges in the first half to $262 million.

All programmes remain on track to deliver the expected benefits of $2.1 billion per annum by 2010, with a further $0.4 billion by 2013.

Future Prospects

Business performance in the context of tough global economic conditions has been better than we anticipated.  Good operating execution and some one-off benefits, such as the favourable Toprol-XL impact and delayed generic entry for Casodex in the US, has led to a strong first half performance.  All of these factors, together with the outlook for the remainder of year (including some impact from the Novel Influenza A (H1N1) vaccine, up to the 40 million dose fill and finish capacity), are reflected in our increased financial guidance for the full year.

For the full year, the Company now estimates sales growth will be around mid-single digits at CER, with roughly half the benefit from one-off items.  Core EPS is now anticipated to be in the range of $5.70 to $6.00. This increased Core EPS guidance is due solely to operational performance; there is no impact from currency.

This target takes no account of the likelihood that average exchange rates for the remainder of 2009 may differ materially from the January 2009 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2008 results announcement, and can be found on the AstraZeneca web site.

It is not anticipated that the nature of the principal risks and uncertainties that affect the business, and which are set out on pages 76-82 of the Annual Report and Form 20-F Information 2008, will change in respect of the second six months of the financial year.

In summary, the principal risks and uncertainties listed in the Annual Report and 20-F Information 2008 are:

Industry/Economic Risks

Expiration of patents or marketing exclusivity, patent litigation and early loss of patents, marketing exclusivity or trademarks, expiration or earlier loss of patents covering competing products, failure to obtain patent protection, impact of fluctuations in exchange rates, debt-funding arrangements, bad debts, adverse impact of a sustained economic downturn, owning and operating a biologics and vaccines business, competition, price controls and price reductions, taxation, substantial product liability claims, performance of new products, environmental/occupational/health and safety liabilities, developing our business in Emerging Markets and product counterfeiting.

Legal/Compliance/Regulatory Risks

Adverse outcome of litigation and/or government investigations and insufficient insurance coverage, difficulties of obtaining and maintaining regulatory approvals for new products and failure to observe continuing regulatory oversight.

Business Execution Risks

Challenges to achieving commercial success of new products, acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful, reliance on third parties for supplies of materials and services, failure to manage a crisis, delay to new product launches, failure of information technology and outsourcing and productivity initiatives.

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Second Quarter		CER %	Half Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Nexium	1,246	1,323	+1	2,438	2,561	+2
Losec/Prilosec	245	290	-10	456	542	-12
Total	1,514	1,634	-	2,941	3,144	-

•
In the US, Nexium sales in the second quarter were $724 million, down 4 percent compared with the second quarter last year.  Dispensed retail tablet volume increased by 0.5 percent.  Nexium was the only major PPI brand to grow volume in the quarter.  Average realised selling prices for Nexium were around 3 percent lower.

•	Nexium sales in the US in the first half were down 4 percent to $1,429 million.
•
Nexium sales in other markets in the second quarter were up 8 percent to $522 million.  Sales in Western Europe were up 6 percent.  There was double-digit sales growth in Canada and in Australia. Sales in Emerging Markets were up 8 percent, including 31 percent growth in China.

•	Nexium sales in other markets were up 10 percent in the first half to $1,009 million.
•
Prilosec sales in the US were down 75 percent in the second quarter and were down 69 percent in the first half, as a result of the entry of generic competition to the 40mg dosage form in the second half of 2008.

•	Sales of Losec in the Rest of World were up 5 percent in the second quarter, on double-digit growth in Japan and China. Losec sales in the Rest of World were up 1 percent in the first half.

Cardiovascular
	Second Quarter		CER %	Half Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Crestor	1,129	916	+33	2,098	1,688	+34
Seloken /Toprol-XL	417	206	+112	705	396	+87
Atacand	356	388	+6	679	734	+6
Plendil	60	70	-7	121	136	-6
Zestril	47	65	-17	94	124	-15
Total	2,148	1,807	+30	3,958	3,378	+27

•
In the US, Crestor sales in the second quarter were up 32 percent to $547 million.  Crestor total prescriptions increased by 25 percent, nearly 4 times the statin market growth and keeping pace with the 26 percent growth for generic simvastatin.  Crestor share of total prescriptions continued to increase, reaching 10.8 percent in June 2009.  Crestor dynamic share (new and switch patients) is now more than 15 percent, second only to simvastatin.

•	US sales for Crestor for the first half increased by 33 percent to $1,025 million.
•
Crestor sales in the Rest of World were up 35 percent to $582 million in the second quarter.  Crestor volume growth in recent months is 3 to 4 times higher than the statin market growth in both Established and Emerging Markets.  There was strong growth in Western Europe (up 23 percent), Canada (up 32 percent), Japan (up 68 percent) and Australia (up 76 percent).  Sales in Emerging Markets were up 33 percent.

•	Crestor sales in the Rest of World were up 34 percent to $1,073 million in the first half.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, increased by 320 percent in the second quarter to $298 million.  Total prescriptions for the franchise more than doubled.  Pipeline filling of the authorised generic product following a return to full supply and price changes accounted for the balance of the sales growth.  The two generic competitor products remain off the US market, and it remains difficult to ascertain when or if these products will return to the market or when potential new entrants may be approved.

•	Toprol-XL franchise sales in the US in the first half were up 251 percent to $474 million.

•	Sales of Seloken in other markets were up 2 percent in both the second quarter and the first half.
•
US sales for Atacand were down 4 percent in the second quarter and 3 percent in the first half.  Atacand sales in Rest of World were up 9 percent in the second quarter and 8 percent for the year to date.

Respiratory and Inflammation

	Second Quarter		CER %	Half Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Symbicort	551	518	+24	1,066	989	+24
Pulmicort	311	383	-14	603	794	-20
Rhinocort	72	92	-15	136	172	-15
Oxis	16	21	-5	28	38	-8
Accolate	16	19	-16	32	37	-11
Total	997	1,078	+4	1,932	2,118	+2

•
Symbicort sales in the US were $111 million in the second quarter, a 95 percent increase over last year.  Growth is being fuelled by continued penetration of the asthma market as well as the contribution from the launch of the COPD indication.  Symbicort share of new prescriptions for fixed combination products increased to 13.9 percent in June 2009, up more than a full percentage point in the quarter; market share of patients new to combination therapy is now 22.9 percent.

•	US sales of Symbicort in the first half were $210 million, an increase of 108 percent.
•
Symbicort sales in other markets in the second quarter were $440 million, 15 percent ahead of the second quarter last year, with sales growth being fuelled by Symbicort SMART, which has now been approved in 96 markets.  Sales in Western Europe were up 15 percent.  Emerging Markets sales were up 19 percent in the quarter.

•	Symbicort sales in the Rest of World in the first half were up 14 percent to $856 million.
•
US sales for Pulmicort in the second quarter were down 23 percent to $194 million.  The generic budesonide for inhalation suspension (BIS) product shipped by Teva at the end of 2008 continues to be drawn down in the market.  Pulmicort Respules share of dispensed BIS prescriptions increased to 62 percent in the second quarter, up from 48 percent in quarter one. We anticipate that the remaining stock of the Teva generic should be depleted from dispensing outlets during the third quarter 2009.

•	US sales of Pulmicort in the first half were down 30 percent to $367 million.
•	Sales of Pulmicort in the Rest of World in the first half were unchanged at $236 million.

Oncology
	Second Quarter		CER %	Half Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Arimidex	483	490	+7	946	920	+10
Casodex	245	358	-29	481	674	-28
Zoladex	272	310	-1	504	565	-1
Iressa	75	67	+10	143	125	+10
Faslodex	64	65	+9	123	121	+12
Nolvadex	22	24	-4	42	42	-
Ethyol	5	6	-17	9	20	-55
Total	1,167	1,338	-6	2,250	2,503	-5

•
In the US, sales of Arimidex were up 11 percent in the second quarter to $224 million.  Total prescriptions for Arimidex were down 4 percent, slightly greater than the 2 percent decline in the market for hormonal treatments for breast cancer.

•	US sales for Arimidex in the first half were up 15 percent to $443 million.
•	Arimidex sales in other markets were up 3 percent in the second quarter and 7 percent in the first half.

•
Casodex sales in the US in the second quarter were down 21 percent to $62 million.  Total prescriptions declined by 6 percent and there was some destocking in anticipation of generic launches following loss of exclusivity in April.  On 7 July 2009, the FDA approved 8 generic bicalutamide products.  Casodex sales in the US in the first half were down 19 percent to $116 million.

•
Casodex sales in the Rest of World in the second quarter were down 31 percent to $183 million as a result of generic competition in Western Europe, where sales were down 60 percent.  Sales in the first half in Rest of World were down 30 percent to $365 million.

•	Iressa sales increased by 10 percent to $143 million in the first half, with the sales performance in Japan (up 14 percent) and China (up 36 percent) accounting for the increase.
•	Faslodex sales in the first half increased by 6 percent in the US and grew by 16 percent in the Rest of World.

Neuroscience
	Second Quarter		CER %	Half Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Seroquel	1,249	1,112	+18	2,374	2,162	+15
Zomig	107	114	+3	208	221	+2
Total	1,591	1,488	+14	3,023	2,866	+12

•
In the US, Seroquel sales were up 22 percent to $893 million in the second quarter.  Total prescriptions for the Seroquel franchise increased by 3.5 percent in the second quarter, with all of the growth attributable to the Seroquel XR formulation.  Market share for the Seroquel franchise was a market-leading 31.2 percent in June 2009 (down 30 basis points in the quarter), of which 2.3 percentage points were for Seroquel XR, which was up 80 basis points.

•	US sales for Seroquel in the first half were $1,693 million, 18 percent ahead of last year.
•
Seroquel sales in the Rest of World were $356 million in the second quarter, an 11 percent increase despite the 70 percent decline in Canada due to generic competition.  Sales in Western Europe were up 22 percent.  Sales in Emerging Markets were up 28 percent.

•	For the first half, Seroquel sales in the Rest of World increased by 9 percent to $681 million.

Infection and Other
	Second Quarter		CER %	Half Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Synagis	54	81	-33	599	600	-
Merrem	213	226	+9	415	439	+8
FluMist	-	-	-	2	-	n/m
Total	302	365	-7	1,094	1,152	+1

•
In the US, sales of Synagis in the first half were up 3 percent to $502 million, the majority of which were recorded during the RSV season in the first quarter.  Outside the US, Synagis sales were down 13 percent to $97 million.

•	In line with the usual seasonality, there were no sales of FluMist recorded in the second quarter.
•
The US government has placed 2 orders totalling $151 million for MedImmune’s LAIV against Novel Influenza A (H1N1) which are scheduled for shipment beginning in the second half of 2009.  This project has been funded in whole or in part with Federal funds from HHS/ASPR/BARDA, under Contract No. HHS01002009000021.

Geographic Sales
	Second Quarter		CER %	Half Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
North America	3,843	3,463	+13	7,734	7,186	+9
US	3,548	3,126	+13	7,172	6,527	+10
Established ROW*	3,051	3,340	+5	5,885	6,313	+4
Emerging ROW	1,064	1,153	+8	2,040	2,134	+11

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden, and others), Japan, Australia and New Zealand.

•
In the US, sales were up 13 percent in the second quarter.  Excluding Toprol-XL, sales increased by 6 percent.  Seroquel, Crestor and Symbicort were the key drivers of sales growth in the quarter, more than offsetting the declines in Prilosec, Nexium and Pulmicort Respules.

•
Sales in the Established Rest of World segment were up 5 percent in the second quarter.  Sales in Western Europe were up 2 percent, as growth for Crestor, Symbicort and Seroquel more than offset generic erosion on Casodex.  Sales in Japan were up 11 percent, chiefly on sales growth for Crestor, the Oncology franchise and Losec.  Crestor accounted for more than two-thirds of the 17 percent sales increase in Australia.

•
Sales in Emerging Markets were up 8 percent in the second quarter.  This is lower than the trend in recent quarters but is broadly in line with our expectations, although sales in Mexico were impacted by H1N1 influenza as well as a change in local distribution.  Sales in China were up 25 percent in the quarter.  The Company anticipates double-digit sales growth in Emerging Markets for the full year.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  The Core financial measure is adjusted to exclude certain items, such as charges and provisions related to restructuring and synergy programmes, amortisation and the impairment of the significant intangibles arising from corporate acquisitions and those related to our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of each of these adjustments is given in our Annual Report and Form 20-F Information 2008.  During the second quarter, the Group enhanced its methodology for calculating growth rates in constant currency terms.  The constant exchange growth rates (CER) disclosed for the second quarter and the first half have been calculated using the updated methodology.

Second Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2009	Restructuring and Synergy Costs	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2009	Core 2008	Actual %	CER %
Sales	7,958	-	-	-	-	7,958	7,956	-	9
Cost of Sales	(1,464)	84	-	-	-	(1,380)	(1,431)
Gross Profit	6,494	84	-	-	-	6,578	6,525	1	10
% sales	81.6%					82.7%	82.0%	+0.7	+0.7
Distribution	(70)	-	-	-	-	(70)	(75)	(8)	11
% sales	0.9%					0.9%	0.9%	-	-0.1
R&D	(1,059)	24	-	-	-	(1,035)	(1,265)	(18)	(3)
% sales	13.3%					13.0%	15.9%	+2.9	+1.8
SG&A	(2,828)	82	100	-	430	(2,216)	(2,656)	(17)	(8)
% sales	35.5%					27.9%	33.4%	+5.5	+5.0
Other Income	314	-	35	-	-	349	208	68	70
% sales	3.9%					4.4%	2.6%	+1.8	+1.5
Operating Profit	2,851	190	135	-	430	3,606	2,737	32	37
% sales	35.8%					45.3%	34.4%	+10.9	+8.9
Net Finance Expense	(243)	-	-	-	-	(243)	(194)
Profit before Tax	2,608	190	135	-	430	3,363	2,543	32	38
Taxation	(891)	(61)	(37)	-	-	(989)	(719)
Profit after Tax	1,717	129	98	-	430	2,374	1,824	30	36
Minority Interests	(10)	-	-	-	-	(10)	(8)
Net Profit	1,707	129	98	-	430	2,364	1,816	30	36
Weighted Average Shares	1,448	1,448	1,448	1,448	1,448	1,448	1,456
Earnings per Share	1.18	0.10	0.06	-	0.30	1.64	1.25	31	37

Sales were unchanged on an actual basis but grew by 9 percent at constant currency.

Core gross margin of 82.7 percent in the second quarter was 0.7 percentage points higher than last year.  Lower payments to Merck (0.4 percentage points) and continued efficiency gains and mix factors (1.4 percentage points) were partially offset by higher royalty payments (1.1 percentage points).

Core R&D expenditure was $1,035 million in the second quarter, 3 percent lower than last year, as increased investment in biologics and the MAP intangible write off of $44 million were more than offset by continued R&D productivity initiatives and lower costs associated with Crestor JUPITER and Brilinta PLATO trials compared with last year.

Core SG&A costs of $2,216 million were 8 percent lower than the second quarter of 2008, as continued investment in Emerging Markets was more than offset by the operational efficiencies across the US and Established Markets and a reduction in certain legal expenses from last year.

Core other income of $349 million was $141 million higher than the second quarter of 2008, chiefly as a result of the Nordic over-the-counter (OTC) product portfolio disposal.

Core operating profit was $3,606 million, an increase of 37 percent at CER, up 32 percent on an actual basis. In comparison with last year against the dollar, the euro was 13 percent weaker (reducing sales and costs), the Swedish krona was 24 percent weaker (reducing costs) and sterling was 22 percent weaker (reducing costs). Core operating margin increased by 8.9 percent to 45.3 percent of sales, as a result of sales growth, efficiencies in gross margin, SG&A and R&D as well as the Nordic OTC disposal within other income.

Core earnings per share in the second quarter were $1.64, up 37 percent, as the increase in Core operating profit was partially offset by a higher tax rate and higher net finance expense. Core earnings per share on an actual basis, including an adverse currency impact of 6 percent, increased by 31 percent.

Reported operating profit was up 19 percent to $2,851 million. Reported earnings per share were $1.18.

First Half

All financial figures in table, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2009	Restructuring and Synergy Costs	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2009	Core 2008	Actual %	CER %
Sales	15,659	-	-	-	-	15,659	15,633	-	8
Cost of Sales	(2,847)	115	-	-	-	(2,732)	(2,901)
Gross Profit	12,812	115	-	-	-	12,927	12,732	2	9
% sales	81.8%					82.6%	81.5%	+1.1	+0.8
Distribution	(134)	-	-	-	-	(134)	(141)	(5)	13
% sales	0.9%					0.9%	0.9%	-	-0.1
R&D	(2,039)	24	-	-	-	(2,015)	(2,447)	(18)	(2)
% sales	13.0%					12.9%	15.7%	+2.8	+1.4
SG&A	(5,204)	123	199	-	430	(4,452)	(5,001)	(11)	(2)
% sales	33.2%					28.4%	32.0%	+3.6	+2.9
Other Income	579	-	63	-	-	642	359	79	87
% sales	3.7%					4.1%	2.3%	+1.8	+1.7
Operating Profit	6,014	262	262	-	430	6,968	5,502	27	28
% sales	38.4%					44.5%	35.2%	+9.3	+6.7
Net Finance Expense	(403)	-	-	-	-	(403)	(308)
Profit before Tax	5,611	262	262	-	430	6,565	5,194	26	28
Taxation	(1,750)	(82)	(67)	-	-	(1,899)	(1,501)
Profit after Tax	3,861	180	195	-	430	4,666	3,693	26	28
Minority Interests	(8)	-	-	-	-	(8)	(10)
Net Profit	3,853	180	195	-	430	4,658	3,683	26	28
Weighted Average Shares	1,447	1,447	1,447	1,447	1,447	1,447	1,456
Earnings per Share	2.66	0.13	0.13	-	0.30	3.22	2.53	27	28

Sales were unchanged on a reported basis but grew by 8 percent at constant currency.

Core gross margin of 82.6 percent in the first half was 0.8 percentage points higher than last year. Lower payments to Merck (0.6 percentage points) and continued efficiency gains and mix factors (1.2 percentage points) were partially offset by higher royalty payments (1.0 percentage points).

Core R&D expenditure was $2,015 million in the first half, 2 percent lower than last year due to similar drivers as described in the second quarter.

Core SG&A costs of $4,452 million were 2 percent lower than the first half of 2008, where continued investment in Emerging Markets was more than offset by the operational efficiencies across the US and Established Markets.

Core other income of $642 million was $283 million higher than the first half of 2008, chiefly as a result of the Abraxane® and Nordic OTC disposals.

Core operating profit was $6,968 million, an increase of 28 percent at CER, up 27 percent on an actual basis. Core operating margin increased by 6.7 percent to 44.5 percent of sales, as a result of sales growth, efficiencies in gross margin, SG&A and R&D as well as the disposals within other income.

Core earnings per share in the first half were $3.22, up 28 percent, as the increase in Core operating profit and a lower number of shares in issue were partially offset by higher net finance expense. Core earnings per share on an actual basis, including an adverse currency impact of 1 percent, increased by 27 percent.

Reported operating profit was up 28 percent to $6,014 million. Reported earnings per share were $2.66.

Finance Income and Expense

Net finance expense was $403 million for the first half ($243 million for the quarter), versus $308 million ($194 million for the quarter) in 2008. The key drivers were the continued reversal of the fair value gain as described below, reduced interest received due to lower interest rates, a higher net interest expense on pension obligations, partially offset by reduced interest payable on lower debt balances.

Net finance expense included a net fair value loss of $79 million for the quarter ($36 million loss in Q2 2008) and $100 million for the first half ($8 million gain in H1 2008) as credit spreads have reduced since the year end.  As outlined in the full year 2008 results, a net fair value gain of $130 million was recorded in 2008 mainly relating to two long-term bonds. These bonds are swapped to floating interest rates and accounted for using the fair value option under IFRS. Under this accounting treatment both the bonds and the related interest rate swaps are measured at fair value, with changes in fair value reported in the income statement. The fair value of each instrument reflects changes in market interest rates, which broadly offset, but the fair value of these bonds also reflects changes in credit spreads.  If credit spreads continue to reduce, the 2008 gain will reverse further in 2009.

Taxation

The effective tax rate for the second quarter is 34.2 percent (2008 28.6 percent) and 31.2 percent for the first half (2008 29.1 percent). Excluding the impact of the $430 million legal provisions in the second quarter, the effective tax rate for the second quarter would be 29.3 percent, and 29.0 percent for the first half.  For the full year, the tax rate, excluding the impact of the $430 million legal provisions, is currently anticipated to be around 29.5 percent.

Cash Flow

Cash generated from operating activities was $5,334 million in the six months to 30 June 2009, compared with $4,292 million in the corresponding six month period in 2008.  The improvement of $1,042 million is primarily driven by the increase in cash generated from operations of $1,224 million, reflecting the strong underlying performance and improved working capital management, partially offset by higher tax payments of $186 million.

Net cash outflows from investing activities were $162 million in the six months compared with $3,199 million in the corresponding period in 2008. The movement of $3,037 million is due primarily to the payment of $2,630 million to Merck in 2008 as part of the partial retirement, and the proceeds from the disposal of the Abraxane® co-promotion rights of $269 million received in H1 2009.

Cash distributions to shareholders were $2,103 million through payment of the second interim dividend from 2008.

Debt and Capital Structure

As at 30 June 2009, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $11,661 million (31 December 2008: $11,848 million).  Of this debt, $1,498 million is due within one year (31 December 2008: $993 million), which we currently anticipate repaying from current cash balances of $7,195 million, without the need to refinance.  Strong business cash flows have reduced net debt by $3,008 million since 31 December 2008 to $4,166 million.

Dividends and Share Repurchases

The Board has recommended a first interim dividend for 2009 of $0.59 per share (36.0 pence, 4.41 SEK), an increase of 7 percent, to be paid on 14 September 2009.

As announced in 2008, the Group’s share repurchase programme has been suspended.  As a result, during the first six months, no shares were re-purchased. In the half year, 0.6 million shares were issued in consideration of share option exercises for a total of $19 million.

The total number of shares in issue at 30 June 2009 was 1,448 million.

Related Party Transactions

There have been no significant related party transactions in the period.

Calendar

29 October 2009	Announcement of third quarter and nine months 2009 results
28 January 2010	Announcement of fourth quarter and full year 2009 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	(020) 7304 5045
	Chris Sampson/Sarah Lindgreen (London)	(020) 7304 5130/5033
	Tony Jewell (Wilmington)	(302) 885 4594
	Ann-Leena Mikiver (Södertälje)	(8) 553 260 20

Analyst/Investor Enquiries	Karl Hård (London)	(020) 7304 5322
	Jonathan Hunt (London)	(020) 7304 5087
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Item 6

Responsibility Statement of the Directors in Respect of the Half-Yearly Financial Report

We confirm that to the best of our knowledge:

●     the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union;

● the half-yearly management report includes a fair review of the information required by:

(a)
DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The Board

The Board of Directors that served during all or part of the six-month period to 30 June 2009 and their respective responsibilities can be found on pages 84 and 85 of the AstraZeneca Annual Report and Form 20-F Information 2008.  John Patterson retired from the Board on 31 March 2009. Håkan Mogren retired from the Board on 30 April 2009.

Approved by the Board and signed on its behalf by
David Brennan
Chief Executive Officer
30 July 2009

Independent Review Report To AstraZeneca PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 (but not for the quarter ended 30 June 2009) which comprises condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, condensed consolidated statement of changes in equity and Notes 1 to 4, 5 and 7. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (“EU”). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Jimmy Daboo

For and on behalf of KPMG Audit Plc

Chartered Accountants

8 Salisbury Square
London EC4Y 8BB

30 July 2009

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June	2009 $m	2008 $m
Revenue	15,659	15,633
Cost of sales	(2,847)	(2,957)
Gross profit	12,812	12,676
Distribution costs	(134)	(141)
Research and development	(2,039)	(2,533)
Selling, general and administrative costs*	(5,204)	(5,571)
Other operating income and expense	579	299
Operating profit	6,014	4,730
Finance income	207	402
Finance expense	(610)	(710)
Profit before tax	5,611	4,422
Taxation	(1,750)	(1,289)
Profit for the period	3,861	3,133
Other comprehensive income:
Foreign exchange arising on consolidation	230	254
Foreign exchange differences on borrowings forming net investment hedges	(75)	(162)
Net available for sale losses taken to equity	(3)	(4)
Actuarial loss for the period	(115)	(37)
Income tax relating to components of other comprehensive income	52	80
Other comprehensive income for the period, net of tax	89	131
Total comprehensive income for the period	3,950	3,264

Profit attributable to:
Owners of the parent	3,853	3,123
Non-controlling interests	8	10
	3,861	3,133

Total comprehensive income attributable to:
Owners of the parent	3,948	3,249
Non-controlling interests	2	15
	3,950	3,264

Basic earnings per $0.25 Ordinary Share	$2.66	$2.14
Diluted earnings per $0.25 Ordinary Share	$2.66	$2.14
Weighted average number of Ordinary Shares in issue (millions)	1,447	1,456
Diluted average number of Ordinary Shares in issue (millions)	1,448	1,457

* 2009 includes provisions totalling $430 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 4).

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 30 June	2009 $m	2008 $m
Revenue	7,958	7,956
Cost of sales	(1,464)	(1,455)
Gross profit	6,494	6,501
Distribution costs	(70)	(75)
Research and development	(1,059)	(1,297)
Selling, general and administrative costs*	(2,828)	(2,834)
Other operating income and expense	314	178
Operating profit	2,851	2,473
Finance income	94	144
Finance expense	(337)	(338)
Profit before tax	2,608	2,279
Taxation	(891)	(651)
Profit for the period	1,717	1,628
Other comprehensive income:
Foreign exchange arising on consolidation	468	(26)
Foreign exchange differences on borrowings forming net investment hedges	(211)	(2)
Net available for sale gains taken to equity	8	10
Actuarial gain/(loss) for the period	455	(327)
Income tax relating to components of other comprehensive income	(73)	106
Other comprehensive income for the period, net of tax	647	(239)
Total comprehensive income for the period	2,364	1,389

Profit attributable to:
Owners of the parent	1,707	1,620
Non-controlling interests	10	8
	1,717	1,628

Total comprehensive income attributable to:
Owners of the parent	2,360	1,384
Non-controlling interests	4	5
	2,364	1,389

Basic earnings per $0.25 Ordinary Share	$1.18	$1.11
Diluted earnings per $0.25 Ordinary Share	$1.18	$1.11
Weighted average number of Ordinary Shares in issue (millions)	1,448	1,456
Diluted average number of Ordinary Shares in issue (millions)	1,448	1,457

* 2009 includes provisions totalling $430 million with respect to various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices (see Note 4).

Condensed Consolidated Statement of Financial Position

	As at 30 Jun 2009 $m	As at 31 Dec 2008 $m	As at 30 Jun 2008 $m
ASSETS Non-current assets
Property, plant and equipment	7,262	7,043	8,479
Goodwill	9,887	9,874	9,903
Intangible assets	12,098	12,323	13,638
Derivative financial instruments	285	449	116
Other investments	171	156	199
Deferred tax assets	1,371	1,236	1,391
	31,074	31,081	33,726
Current assets
Inventories	1,866	1,636	2,269
Trade and other receivables	7,361	7,261	7,335
Derivative financial instruments	38	-	11
Other investments	42	105	47
Income tax receivable	2,624	2,581	2,474
Cash and cash equivalents	7,195	4,286	4,340
	19,126	15,869	16,476
Total assets	50,200	46,950	50,202
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(1,498)	(993)	(3,841)
Trade and other payables	(7,366)	(7,178)	(7,409)
Derivative financial instruments	(65)	(95)	-
Provisions	(957)	(600)	(484)
Income tax payable	(5,257)	(4,549)	(4,257)
	(15,143)	(13,415)	(15,991)
Non-current liabilities
Interest bearing loans and borrowings	(10,163)	(10,855)	(11,032)
Derivative financial instruments	-	(71)	-
Deferred tax liabilities	(3,170)	(3,126)	(4,172)
Retirement benefit obligations	(3,103)	(2,732)	(2,117)
Provisions	(520)	(542)	(579)
Other payables	(159)	(149)	(216)
	(17,115)	(17,475)	(18,116)
Total liabilities	(32,258)	(30,890)	(34,107)
Net assets	17,942	16,060	16,095
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	362	362	363
Share premium account	2,065	2,046	1,923
Other reserves	1,932	1,932	1,887
Retained earnings	13,437	11,572	11,801
	17,796	15,912	15,974
Non-controlling interests	146	148	121
Total equity	17,942	16,060	16,095

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June	2009 $m	2008 $m
Cash flows from operating activities
Profit before taxation	5,611	4,422
Finance income and expense	403	308
Depreciation, amortisation and impairment	849	1,163
Decrease/(increase) in working capital	258	(445)
Other non-cash movements	(173)	276
Cash generated from operations	6,948	5,724
Interest paid	(320)	(324)
Tax paid	(1,294)	(1,108)
Net cash inflow from operating activities	5,334	4,292
Cash flows from investing activities
Movement in short term investments and fixed deposits	68	2
Purchase of property, plant and equipment	(404)	(504)
Disposal of property, plant and equipment	37	22
Purchase of intangible assets	(140)	(2,741)
Disposal of intangible assets	269	-
Purchase of non-current asset investments	(19)	(32)
Disposal of non-current asset investments	1	-
Interest received	36	91
Dividends paid by subsidiaries to minority interest	(10)	(37)
Net cash outflow from investing activities	(162)	(3,199)
Net cash inflow before financing activities	5,172	1,093
Cash flows from financing activities
Proceeds from issue of share capital	19	35
Repurchase of shares	-	(208)
Dividends paid	(2,103)	(2,007)
Movement in short term borrowings	(139)	(374)
Net cash outflow from financing activities	(2,223)	(2,554)
Net increase/(decrease) in cash and cash equivalents in the period	2,949	(1,461)
Cash and cash equivalents at the beginning of the period	4,123	5,727
Exchange rate effects	20	1
Cash and cash equivalents at the end of the period	7,092	4,267
Cash and cash equivalents consists of:
Cash and cash equivalents	7,195	4,340
Overdrafts	(103)	(73)
	7,092	4,267

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2008	364	1,888	1,902	10,624	14,778	137	14,915
Profit for the period	-	-	-	3,123	3,123	10	3,133
Other comprehensive income	-	-	-	126	126	5	131
Transfer to other reserve	-	-	(16)	16	-	-	-
Transactions with owners:
Dividends	-	-	-	(1,967)	(1,967)	-	(1,967)
Issue/(repurchase) of AstraZeneca PLC Ordinary shares	(1)	35	1	(207)	(172)	-	(172)
Share-based payments	-	-	-	86	86	-	86
Transfer from non-controlling interests to payables	-	-	-	-	-	(5)	(5)
Dividend paid to non-controlling interest	-	-	-	-	-	(26)	(26)
At 30 June 2008	363	1,923	1,887	11,801	15,974	121	16,095

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2009	362	2,046	1,932	11,572	15,912	148	16,060
Profit for the period	-	-	-	3,853	3,853	8	3,861
Other comprehensive income	-	-	-	95	95	(6)	89
Transfer to other reserve	-	-	-	-	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,171)	(2,171)	-	(2,171)
Issue of AstraZeneca PLC Ordinary shares	-	19	-	-	19	-	19
Share-based payments	-	-	-	88	88	-	88
Transfer from non-controlling interests to payables	-	-	-	-	-	(3)	(3)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
At 30 June 2009	362	2,065	1,932	13,437	17,796	146	17,942

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1    BASIS OF PREPARATION AND ACCOUNTING POLICIES

These condensed consolidated interim financial statements (“interim financial statements”) for the six months ended 30 June 2009 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.  As required by the Disclosure and Transparency Rules of the Financial Services Authority, the interim financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s published consolidated financial statements for the year ended 31 December 2008, except where new or revised accounting standards have been applied.

During the year, the Group has applied IAS 1 Presentation of Financial Statements (revised 2007) which has introduced a number of terminology changes (including titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. The revised standard has had no impact on the reported results or financial position of the Group. In addition, the Group has adopted IFRS 2 Amendment regarding Vesting Conditions and Cancellations, IAS 23 Borrowing Costs (revised 2007) and Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, none of which have had a significant effect on the reported results or financial position of the Group.

In addition, the Group has adopted IFRS 8 Operating Segments. AstraZeneca's pharmaceutical business is one operating segment because it is managed as a fully-integrated business whereby manufacturing and research and development are essential upstream activities without which there could be no sales and marketing.  The manufacturing and research and development functions are managed and operate on a global basis and are not dedicated to individual marketing or therapy areas.  Major decisions are taken through cross-functional committees recognising the integrated nature of the business. In assessing performance and making resource allocation decisions, the Senior Executive team (SET) (which is AstraZeneca's chief operating decision making body) reviews financial information on an integrated basis for the Group as a whole substantially in the form of, and on the same basis as, the Group’s IFRS financial statements. The SET also reviews sales performance on both a geographical and product/therapy area basis.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2008.

The comparative figures for the financial year ended 31 December 2008 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2    NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2009 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 30 Jun 2009 $m
Loans due after one year	(10,855)	-	766	(74)	(10,163)
Current instalments of loans	(650)	-	(703)	-	(1,353)
Total loans	(11,505)	-	63	(74)	(11,516)
Other investments - current	105	(78)	12	3	42
Net derivative financial instruments	283	10	(35)	-	258
Cash and cash equivalents	4,286	2,887	-	22	7,195
Overdrafts	(163)	62	-	(2)	(103)
Short term borrowings	(180)	139	-	(1)	(42)
	4,331	3,020	(23)	22	7,350
Net debt	(7,174)	3,020	40	(52)	(4,166)

Non-cash movements in the period include fair value adjustments under IAS 39.

3    RESTRUCTURING AND SYNERGY COSTS

Profit before tax for the six months ended 30 June 2009 is stated after charging restructuring and synergy costs of $262 million ($248 million in the first half of 2008).  These have been charged to the income statement as follows:

	2nd Quarter 2009 $m	2nd Quarter 2008 $m	Half Year 2009 $m	Half Year 2008 $m
Cost of sales	84	24	115	56
Research and development	24	32	24	86
Selling, general and administrative costs	82	75	123	106
Total	190	131	262	248

4    LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and anti-trust law. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2008.

As discussed in the Company's Annual Report and Form 20-F Information 2008, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

As previously and herein disclosed, AstraZeneca is defending its interests in various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices. In view of the current status of these matters, the Company now believes that it is possible to make a reasonable estimate of the losses expected and accordingly has recorded provisions in the aggregate amount of $430 million, being our best estimate of the loss expected for all matters relating to drug marketing and pricing practices where we can now make a reasonable estimate. No further details can be provided at this time because to do so could seriously prejudice the Company. These provisions are in addition to the amounts disclosed in the Annual Report and Form 20-F Information 2008.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts.  The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2008 and herein.

Matters previously disclosed in respect of the first quarter of 2009 and April 2009

Crestor (rosuvastatin)
Patent litigation - US
As previously disclosed, in January 2008 abbreviated new drug application-filers sued by AstraZeneca in the District of Delaware for infringement of the Patent No. RE37,314 (the '314 patent), responded to AstraZeneca's pleadings, some submitting jurisdictional motions seeking dismissals of parties and claims. In November 2008, the Court issued a magistrate's Report and Recommendation Regarding Motions to Dismiss deciding the defendants' various jurisdictional motions. In January 2009, the Court adopted the magistrate's recommendations.

In March 2009, Magistrate Judge Leonard Stark heard argument and reserved judgment in the Court's Markman Hearing in respect of claim construction of the '314 patent claims. Discovery proceeds under an amended schedule.

As previously disclosed, in October 2008, Teva Pharmaceuticals Industries Ltd. (Teva), filed a patent infringement lawsuit against AstraZeneca Pharmaceuticals LP, AstraZeneca PLC, AstraZeneca UK Limited and IPR Pharmaceuticals, Inc. in the Eastern District of Pennsylvania. In January 2009, AstraZeneca PLC and AstraZeneca UK Limited moved for dismissal on jurisdictional grounds. The Court administratively dismissed the motions without prejudice to allow time for discovery. In April 2009, AstraZeneca PLC and AstraZeneca UK Limited renewed those motions, which will proceed. In March 2009, AstraZeneca moved to transfer the case to the US District Court, District of Delaware. On 8 April 2009, AstraZeneca also moved to strike Teva's jury demand. Discovery is continuing.

Patent litigation - Canada
On 1 April 2009, AstraZeneca Canada Inc. received a Notice of Allegation from Cobalt Pharmaceuticals, Inc. (Cobalt) in respect of Canadian Patent Nos. 2,072,945 (the '945 patent) and 2,313,783 (the '783 patent) listed on the Patent Register in Canada for Crestor. Cobalt claims that the '945 patent is not infringed and invalid; and that the '783 patent is not infringed and invalid.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Prilosec OTC (omeprazole magnesium)
Patent litigation
As previously disclosed, in June 2007 Dr. Reddy's Laboratories Inc. and Dr. Reddy's Laboratories Limited (together Dr. Reddy's) notified AstraZeneca that Dr. Reddy's had submitted an abbreviated new drug application (ANDA) seeking FDA approval to market a 20mg delayed release omeprazole magnesium product for the OTC market. In July 2007, AstraZeneca commenced patent infringement litigation against Dr. Reddy's in the Southern District of New York in response to Dr. Reddy's Paragraph IV certifications. In July 2008, Dr. Reddy's filed a motion for summary judgment of non-infringement of the patents-in-suit. In March 2009, the Court granted Dr. Reddy's motion for summary judgment of non-infringement of the patents-in-suit. AstraZeneca is considering options including appeal of the Court's summary judgment decision to the United States District Court for the Federal Circuit.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Prilosec OTC.

Nexium (esomeprazole magnesium)
Sales and marketing practices
As previously disclosed, AstraZeneca entities have been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium. In June 2008, AstraZeneca filed oppositions to the class certification motions filed in the California and Massachusetts cases, and also filed motions for summary judgment in California and Massachusetts. In March 2009, the California Court granted AstraZeneca's motions for summary judgment, ending the claims of all named plaintiffs. The Court also denied plaintiffs' motion for class certification. Oral argument on the Massachusetts motions is scheduled for 6 and 7 May 2009.

As previously disclosed, the US Court of Appeals for the 3rd Circuit had affirmed the dismissal of a similar case filed in Delaware Federal Court, and the plaintiffs had filed a petition for certiorari in the US Supreme Court. In March 2009, the US Supreme Court granted certiorari, vacated the 3rd Circuit decision and remanded the case back to the 3rd Circuit for reconsideration in light of the Supreme Court's pre-emption decision in Wyeth v. Levine. AstraZeneca expects a briefing schedule to be established within the next few months.

Patent litigation
As previously disclosed in December 2008, AstraZeneca received a Paragraph IV Certification notice-letter from Sandoz, Inc. (Sandoz) that Sandoz had submitted an ANDA for 20mg and 40mg esomeprazole magnesium delayed-release capsules alleging invalidity and/or non-infringement in respect of certain AstraZeneca US patents. In January 2009, AstraZeneca commenced patent infringement litigation in the District of New Jersey in response. No trial date has been set.

As previously disclosed, in May and June 2008, AstraZeneca received a complaint from IVAX Pharmaceuticals Inc. and IVAX Corporation (together IVAX) and a complaint from Dr. Reddy's for declaratory judgments of non-infringement and/or invalidity for patents that were not previously at issue in the ongoing infringement litigations. In August 2008, the Court dismissed the IVAX and Dr. Reddy's declaratory judgment actions as to certain patents and stayed the declaratory judgment actions as to remaining patents at issue. In January 2009, the Court vacated the August 2008 Orders that had dismissed and stayed the declaratory judgment actions. As a result, the IVAX and Dr. Reddy's declaratory judgment actions are proceeding. No trial date has been set.

As previously disclosed, in January 2006 AstraZeneca received a Paragraph IV Certification notice-letter from IVAX that IVAX had submitted an ANDA to the FDA for 20mg and 40mg esomeprazole magnesium delayed-release capsules. The ANDA contained Paragraph IV certifications of invalidity and/or non-infringement in respect of certain AstraZeneca US patents listed in the FDA Orange Book with reference to Nexium. In March 2006, AstraZeneca commenced wilful patent infringement litigation in the US District Court for the District of New Jersey against IVAX, its parent Teva Pharmaceuticals, and their affiliates. In December 2008, the Court granted AstraZeneca's motion to add Cipla, Ltd. as a defendant in the IVAX/Teva litigation. In January 2008, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against Dr. Reddy's in response to Dr. Reddy's Paragraph IV certifications regarding Nexium.   In March 2009, the Court consolidated the IVAX/Teva, Cipla and Dr. Reddy's patent infringement litigations. The Court has indicated trial in the consolidated patent infringement litigation as soon as January 2010.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Pulmicort Respules (budesonide inhalation suspension)
Patent litigation
In March 2009, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Apotex, Inc. and Apotex Corp. (together Apotex) seeking a declaration of patent infringement. The lawsuit follows the FDA approval of an ANDA filed by Apotex and concerns Apotex's intent to market a generic version of AstraZeneca's Pulmicort Respules in the US prior to the expiration of AstraZeneca's patents. On 16 April, the Court issued a Temporary Restraining Order barring Apotex from launching its generic version of Pulmicort Respules until further order of the Court. On 27 April, the Court commenced a hearing to determine whether to continue the injunction.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
Sales and marketing practices
In February 2009, the State of New Mexico filed a lawsuit against AstraZeneca, similar to the previously disclosed suits filed by Pennsylvania, Arkansas, Montana and South Carolina, which seek compensation for costs incurred by the state for the treatment of Medicaid and other public assistance beneficiaries who allegedly developed diabetes, hyperglycemia and other conditions as a result of using Seroquel without adequate warning. In addition, these lawsuits seek reimbursement of payments made by the state Medicaid programs for prescriptions that relate to so-called non-medically accepted indications of Seroquel.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As of 13 April 2009, AstraZeneca was defending approximately 9,976 served or answered lawsuits involving approximately 16,198 plaintiff groups. To date, approximately 2,383 additional cases have been dismissed by order or agreement and approximately 1,500 of those cases have been dismissed with prejudice.

On 30 January 2009 and 6 February 2009, the federal judge presiding over the Seroquel Multi-District Litigation (MDL) in the District Court for the Middle District of Florida granted AstraZeneca's motions for summary judgment in the first two Seroquel product liability cases set for trial and dismissed those cases. The plaintiff in one of these cases filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit. The federal MDL court has stayed all remaining Florida cases pending a decision on that appeal and is currently evaluating the procedural posture of all non-Florida cases.

The first trial is scheduled to begin in Delaware state court on 29 June 2009. AstraZeneca expects that an additional two to four trials may be scheduled to commence in 2009. AstraZeneca is also aware of approximately 59 additional cases that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly & Co., Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company. AstraZeneca intends to litigate these cases on their individual merits and will defend against the cases vigorously.

Patent litigation
In December 2008, Teva announced that the US Food and Drug Administration (FDA) had tentatively approved its generic quetiapine tablets. In July 2008, the US District Court, District of New Jersey had granted AstraZeneca's motion for summary judgment of No Inequitable Conduct. Teva and Sandoz appealed to the Federal Circuit Court of Appeals. In December 2008, the parties completed briefing. A three-judge panel of the Federal Circuit Court of Appeals heard oral argument in March 2009. The Court reserved judgment. A decision is pending.

In February 2009, AstraZeneca received a second Paragraph IV Certification notice-letter from Sandoz advising that it had amended its ANDA seeking approval to market a generic version of 25mg Seroquel tablets before expiration of AstraZeneca's patents covering the product. The amended ANDA seeks approval to market 50mg, 100mg, 150mg, 200mg, 300mg and 400mg tablets. In March 2009, AstraZeneca filed a second lawsuit in US District Court, District of New Jersey against Sandoz alleging infringement of AstraZeneca's patent covering the active ingredient of Seroquel tablets. The filing of this additional lawsuit triggered a 30-month stay of FDA final approval for Sandoz's 50mg, 100mg, 150mg, 200mg, 300mg and 400mg ANDA products.

Patent litigation - Seroquel XR
AstraZeneca lists two patents in the FDA's Orange Book referencing Seroquel XR: US Patent No. 4,879,288 (the '288 patent) covering quetiapine fumarate, the active ingredient, and US Patent No. 5,948,437 (the '437 patent) covering extended-release formulations, processes and methods in respect of quetiapine fumarate.

In October and November 2008, AstraZeneca received a third and fourth Paragraph IV Certification notice-letter from Handa Pharmaceuticals (Handa) advising that it had submitted an ANDA seeking approval to market generic versions of 50mg and 150mg Seroquel XR tablets before expiration of AstraZeneca's patents covering the product. In October 2008, AstraZeneca filed a second lawsuit in District of New Jersey against Handa alleging infringement of AstraZeneca's patents covering the active ingredient and formulation of Seroquel XR 50mg tablets. In December 2008, AstraZeneca filed a third lawsuit against Handa alleging infringement of AstraZeneca's patents covering the active ingredient and formulation of Seroquel XR 150mg tablets. The filing of these additional lawsuits triggered 30-month stays of FDA final approval for Handa's 50mg and 150mg ANDA products.

For purposes of discovery, the three Handa actions and the previously disclosed Accord action have been consolidated under a common scheduling order. The consolidated matter proceeds.

In December 2008, AstraZeneca received a Paragraph IV Certification notice-letter from Biovail Laboratories International SRL (Biovail) stating that it had submitted an ANDA seeking approval to market generic versions of 200mg, 300mg and 400mg Seroquel XR tablets before the expiration of AstraZeneca's two listed patents covering Seroquel XR alleging non-infringement and invalidity in respect of AstraZeneca's patents. In January 2009, AstraZeneca filed a lawsuit in the District of New Jersey against Biovail alleging infringement of AstraZeneca's '288 and '437 patents covering Seroquel XR 200mg, 300mg and 400mg tablets. The filing of this lawsuit triggered a 30-month stay of FDA final approval for Biovail's ANDA products.

In January 2009, AstraZeneca received a second Paragraph IV Certification notice-letter from Accord advising that it had submitted an ANDA seeking approval to market a generic version of 150mg Seroquel XR tablets before expiration of AstraZeneca's '437 patent covering the product. In February 2009, AstraZeneca filed a second lawsuit in the District of New Jersey against Accord alleging infringement of AstraZeneca's patent covering the formulation of Seroquel XR 150mg tablets. The filing of this additional lawsuit triggered a 30-month stay of FDA final approval for Accord's 150mg ANDA product.

The three matters proceed in co-ordinated discovery. In April 2009, AstraZeneca moved to stay discovery respecting the '288 patent covering the active ingredient in Seroquel XR, pending the decision of the Federal Circuit Court of Appeals in the above described related case of AstraZeneca v. Teva and Sandoz, which pertains to ANDAs for Seroquel.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Seroquel and Seroquel XR.

Atacand (candesartan cilexetil)
Patent litigation - Canada
On 3 April 2009, AstraZeneca Canada Inc. received a Notice of Allegation from Sandoz Canada Inc. (Sandoz) in respect of Canadian Patent Nos. 2,040,955 (the '955 patent) and 2,083,305 (the '305 patent) listed on the Patent Register in Canada for Atacand. Sandoz has confirmed that it will await the expiry of the '955 patent, but alleges that the '305 patent is not infringed and is not properly listed on the Patent Register.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Atacand.

Pain Pump Litigation
As previously disclosed, starting in February 2008, AstraZeneca LP, AstraZeneca Pharmaceuticals LP, Zeneca Holdings Inc., and/or AstraZeneca PLC have been named as defendants and served in approximately 51 lawsuits, involving approximately 58 plaintiffs, filed in various US jurisdictions, alleging injuries caused by third-party pain pumps. The complaints in these cases generally allege that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, in pain pumps that were implanted into patients in connection with arthroscopic surgery, caused chrondrolysis. Other named defendants in these cases are other manufacturers and distributors of bupivacaine and lidocaine and other pain medications, pain pump manufacturers, and in some cases the surgeons. To date, 38 plaintiffs have dismissed their cases against the AstraZeneca defendants while the case was in preliminary stages, and a 39th plaintiff's case was involuntarily terminated when the court granted AstraZeneca's motion to dismiss. The AstraZeneca defendants have filed a motion to dismiss in one additional case. In addition, two active plaintiffs have voluntarily dismissed AstraZeneca PLC but have maintained their suits against other AstraZeneca defendants.

Rights to market Sensorcaine, Xylocaine and Naropin in the US were sold to Abraxis Bioscience Inc. (Abraxis) in June 2006 but many of these lawsuits may be a retained liability under the terms of the Asset Purchase Agreement with Abraxis. To date, AstraZeneca has tendered approximately fifteen of the claims to Abraxis, twelve of which have been dismissed as described above.

It was previously reported that plaintiffs moved to consolidate the federal pain pump cases under the Multi-District Litigation (MDL) process. The Judicial Panel on MDL denied that motion in August 2008. Accordingly, the cases will continue as individual lawsuits.

AstraZeneca intends to vigorously defend these cases.

Tax
As previously disclosed, AstraZeneca and Her Majesty's Revenue & Customs (HMRC) have made a joint referral to the UK Court in respect of transfer pricing between our UK and one of our overseas operations for the years 1996 to date as there continues to be a material difference between the Group's and HMRC's positions. An additional referral in respect of controlled foreign company aspects of the same case was made during 2008. Absent a negotiated settlement, litigation is set to commence in 2010. Management continues to believe that AstraZeneca's positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is adequately provided.

Matters disclosed in respect of the second quarter of 2009 and July 2009

Accolate (zafirlukast)
Patent litigation - US
As previously disclosed, in June 2008, AstraZeneca commenced patent infringement litigation against Dr. Reddy’s Laboratories, Inc. (DRL) in the US District Court for the District of New Jersey for infringement of US Patent Nos. 5,319,097 (the ‘097 patent), 5,482,963 (the ‘963 patent) and 6,143,775 (the ‘775 patent).   In exchange for DRL’s covenant not to utilise the processes covered by the ‘097 patent and the ‘775 patent, the parties agreed to dismiss without prejudice all claims and counterclaims relating to these two patents.

Claim construction briefs relating to the ‘963 patent have been filed by the parties; no hearing date has been set.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Accolate.

Atacand (candesartan cilexetil)
Patent litigation – Canada
As previously disclosed, on 3 April 2009, AstraZeneca Canada Inc. received a Notice of Allegation from Sandoz Canada Inc. (Sandoz) in respect of Canadian Patent Nos. 2,040,955 (the '955 patent) and 2,083,305 (the '305 patent) listed on the Patent Register in Canada for Atacand.  Sandoz has confirmed that it will await the expiry of the '955 patent, but alleges that the '305 patent is not infringed and is not properly listed on the Patent Register.  On 14 May 2009, AstraZeneca filed a Notice of Allowance in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance to Sandoz for its 4, 8 and 16mg candesartan cilexetil tablets until the expiration of the ‘305 patent.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Atacand.

Crestor (rosuvastatin)
Patent litigation – US
On 4 May 2009, Magistrate Judge Leonard Stark issued his Report and Recommendation Regarding Claim Construction, which set out his recommendations for claim construction of the RE37,314 (the '314 patent) patent claims.  On 21 May 2009, Mylan and Par filed objections to the report.  A decision by the District Court Judge is pending.  Discovery otherwise proceeds under an amended schedule.

As previously disclosed, in October 2008, Teva Pharmaceuticals Industries Ltd. (Teva), filed a patent infringement lawsuit against AstraZeneca Pharmaceuticals LP, AstraZeneca PLC, AstraZeneca UK Limited and IPR Pharmaceuticals, Inc. in the Eastern District of Pennsylvania. AstraZeneca PLC and AstraZeneca UK Limited moved for dismissal on jurisdictional grounds.  By agreement, Teva has voluntarily dismissed its claims against AstraZeneca PLC and AstraZeneca UK Limited without prejudice.  As previously reported in March 2009, AstraZeneca moved to transfer the case to the US District Court, District of Delaware and in April 2009, AstraZeneca moved to strike Teva’s jury demand.  Decisions on those motions are pending.  Discovery is proceeding.

Patent litigation – Canada
As previously disclosed, in April 2009, AstraZeneca Canada Inc. (AZ Canada) received a Notice of Allegation from Cobalt Pharmaceuticals, Inc. (Cobalt) in respect of Canadian Patent Nos. 2,072,945 (the '945 patent) and 2,313,783 (the '783 patent) listed on the Patent Register in Canada for Crestor. Cobalt claims that the '945 patent is not infringed and invalid and that the '783 patent is not infringed and invalid.  On 14 May 2009, AstraZeneca filed a Notice of Application (NOA) in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance (NOC) to Cobalt for its 5, 10, 20 and 40mg rosuvastatin calcium tablets until the expiration of the ‘945 and ‘783 patents.

In May 2009, AZ Canada received a Notice of Allegation from Sandoz Canada Inc. (Sandoz) with respect to the ‘945 and ‘783 patents.  Sandoz claims that the ‘945 patent is invalid and that the ‘783 patent is not infringed and invalid.  On 2 July 2009, AstraZeneca filed a NOA in federal court seeking an order prohibiting the Minister of Health from issuing a NOC to Sandoz for its 5, 10, 20 and 40mg rosuvastatin calcium tablets until the expiration of the ‘945 and ‘783 patents.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Entocort EC (budesonide)
As previously reported, AstraZeneca lists two patents in the FDA’s Orange Book referencing Entocort EC. In 2008, in responses to Paragraph IV Certification notice-letters from Barr Laboratories (Barr) and Mylan Pharmaceuticals Inc. (Mylan) notifying AstraZeneca that each had submitted an ANDA to the FDA seeking approval to market a generic form of AstraZeneca’s Entocort EC prior to the expiration of the two patents, AstraZeneca initiated patent infringement actions in US District Court, District of Delaware. Trial is scheduled to begin on 17 May 2010. Discovery proceeds.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Entocort EC.

Exanta (ximelagatran)
As previously disclosed, in an opinion dated 3 June 2008, the United States District Court for the Southern District of New York dismissed in its entirety the consolidated amended complaint that had alleged claims on behalf of purchasers of AstraZeneca publicly traded securities during the period April 2003 to September 2004 under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. Plaintiffs appealed this decision to the US Court of Appeals for the Second Circuit, except for the ruling regarding two of the four individual defendants. On 25 June 2009, the Second Circuit Court of Appeals summarily affirmed the trial court’s dismissal of the action.

Nexium (esomeprazole magnesium)
Sales and marketing practices
As previously disclosed, AstraZeneca entities have been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium. Plaintiffs have appealed the March 2009 summary judgment and class certification rulings by the California court. In May 2009, the Massachusetts court held oral argument on AstraZeneca’s motion for summary judgment and plaintiffs’ motion for class certification.  Those motions are pending.

As previously disclosed, the US Court of Appeals for the 3rd Circuit had affirmed the dismissal of a similar case filed in Delaware federal court, and the plaintiffs had filed a petition for certiorari in the US Supreme Court. In March 2009, the US Supreme Court granted certiorari, vacated the 3rd Circuit decision and remanded the case back to the 3rd Circuit for reconsideration in light of the Supreme Court’s pre-emption decision in Wyeth v. Levine.  The 3rd Circuit remanded the case to the district court for further proceedings.  AstraZeneca intends to vigorously defend the case.

Patent litigation - US
As previously disclosed, in March 2006, AstraZeneca commenced an infringement action in the US District Court for the District of New Jersey against IVAX Corporation and two affiliates for submission of an ANDA to the FDA for 20mg and 40mg esomeprazole magnesium delayed-release capsules.  In December 2008, the Court granted AstraZeneca's motion to add co-defendant Cipla, Ltd. to that lawsuit.  In January 2008, AstraZeneca commenced infringement action in the US District Court for the District of New Jersey against Dr. Reddy’s in response to Dr. Reddy’s Paragraph IV certifications regarding Nexium.   In March 2009, the Court consolidated the IVAX/Teva/Cipla, and Dr. Reddy’s patent infringement litigations.  Trial in the now consolidated matter is set for January 2010.

As previously disclosed, AstraZeneca received a Paragraph IV Certification notice-letter from Sandoz, Inc. (Sandoz) in December 2008 that it had submitted an ANDA for 20mg and 40mg esomeprazole magnesium delayed-release capsules. In January 2009, AstraZeneca filed a patent infringement action in the District of New Jersey in response.  In July 2009, the Court stayed the Sandoz patent infringement litigation until after trial in the above referenced consolidated patent infringement litigation.  No trial date has been set in the Sandoz patent infringement litigation.

As previously disclosed, in May and June 2008, AstraZeneca received declaratory judgment complaints from IVAX Pharmaceuticals Inc. and Dr. Reddy's. The actions cover patents that were not previously at issue in the ongoing ANDA infringement litigations.  The declaratory judgment actions are proceeding separately from the ANDA actions. No trial date has been set.

Patent litigation – Canada
As previously disclosed, AstraZeneca Canada Inc. received several notices of allegation from Apotex Inc. (Apotex) in late 2007 in respect of patents listed on the Patent Register in Canada for 20 and 40mg copies of Nexium tablets.  AstraZeneca responded by commencing seven court applications in January 2008 under the Patented Medicines (Notice of Compliance) Regulations.  Apotex cannot obtain a Notice of Compliance (marketing approval) for its esomeprazole tablets until the earlier of the end of September 2010 or the disposition of all of the court applications in Apotex's favour.  The application hearing has been scheduled to take place from 31 May to 4 June 2010.

Patent Litigation - EU
On 17 June 2009, AstraZeneca filed an application with the District Court of Copenhagen in Denmark seeking an interlocutory injunction proceeding to restrain Sandoz A/S from marketing products containing generic esomeprazole magnesium in Denmark.  By way of background, on 2 April 2009, the Danish Medicines Agency granted Sandoz A/S approval to market a generic version of Nexium (esomeprazole magnesium).  Sandoz launched its esomeprazole magnesium products in Denmark on 2 June 2009.  AstraZeneca considers that the products marketed by Sandoz A/S infringe intellectual property owned by AstraZeneca relating to Nexium.  Marketing authorisations were granted in March 2009 to Sandoz d.d. for products containing 20mg and 40mg esomeprazole with Denmark as reference member state. Sandoz has also launched its esomeprazole magnesium products in Slovenia on 22 July 2009 and Hungary on 27 July 2009.  Other EU countries included in the decentralised procedure are:  Austria, Bulgaria, Czech Republic, Estonia, Finland, Ireland, Latvia, Lithuania, Norway, Poland, Portugal, Romania and Spain.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Patent proceedings
On 22 July 2009, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (the "Esomeprazole Magnesium Patent") and Nexium I.V (the "Esomeprazole Sodium Patent").  These two patents were granted on the basis of two divisional applications of European Patent No. 0652872 (the "Parent Patent").  The Parent Patent, a substance patent covering Nexium, was revoked by the EPO Board of Appeal on 19 December 2006 following post-grant opposition and appeal proceedings.  The Esomeprazole Magnesium Patent also covers Nexium, although the claims are different and narrower than the Parent Patent.

The divisional applications were supported by new evidence that was not available at the time the Board made its decision to revoke the Parent Patent.  The new patents are due to remain in force until May 2014.  The claims of the Esomeprazole Magnesium Divisional Application are limited to preparations and uses thereof having a very high optical purity, namely esomeprazole magnesium with an optical purity of at least 99.8% enantiomeric excess.

Prilosec OTC (omeprazole magnesium)
Patent litigation - US
As previously disclosed, in June 2007 Dr. Reddy’s Laboratories Inc. and Dr. Reddy’s Laboratories Limited (together Dr. Reddy’s) notified AstraZeneca that Dr. Reddy’s had submitted an abbreviated new drug application (ANDA) seeking FDA approval to market a 20mg delayed release omeprazole magnesium product for the OTC market.

In July 2007, AstraZeneca commenced patent infringement litigation against Dr. Reddy’s in the Southern District of New York in response to Dr. Reddy’s Paragraph IV certifications.  In March 2009, the Court granted Dr. Reddy’s motion for summary judgment of non-infringement of the patents-in-suit; and in July 2009, AstraZeneca appealed the Court’s summary judgment decision to the United States Court of Appeals for the Federal Circuit.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Prilosec OTC.

Pulmicort Respules (budesonide inhalation suspension)
Patent Litigation - US
In March 2009, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Apotex, Inc. and Apotex Corp. (together Apotex) seeking a declaration of patent infringement. The lawsuit followed the FDA approval of an ANDA filed by Apotex and concerns Apotex’s intent to market a generic version of AstraZeneca’s Pulmicort Respules in the US prior to the expiration of AstraZeneca’s patents.  On 22 May, the Court issued a Preliminary Injunction barring Apotex from launching its generic version of Pulmicort Respules until further order of the Court.   Apotex has appealed the issuance of the Preliminary Injunction to the Court of Appeals for the Federal Circuit.

The Apotex litigation and the previously disclosed Breath action have been consolidated under a common scheduling order.  The consolidated matter proceeds.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
Sales and marketing practices
As previously disclosed, the US Attorney's Office in Philadelphia, working with a number of states, is directing an investigation relating to Seroquel involving a review of sales and marketing practices, including allegations that AstraZeneca promoted Seroquel for non-indicated (off-label) uses.  AstraZeneca understands that this investigation is the subject of a sealed qui tam lawsuit filed under the False Claims Act.  A second investigation may relate to selected physicians who participated in clinical trials involving Seroquel.  The company has been cooperating in the investigation and is in discussions with the government. Any potential liability stemming from these investigations is subject to the outcome of the investigative process, possible continued discussions with the government and potential litigation.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As of 13 July 2009, AstraZeneca was defending approximately 10,381 served or answered lawsuits involving approximately 19,391 plaintiff groups. To date, approximately 2,556 additional cases have been dismissed by order or agreement and approximately 1,535 of those cases have been dismissed with prejudice.

As previously disclosed, on 30 January 2009 and 6 February 2009, the federal judge presiding over the Seroquel Multi-District Litigation (MDL) in the District Court for the Middle District of Florida granted AstraZeneca's motions for summary judgment in the first two Seroquel product liability cases set for trial and dismissed those cases.  The plaintiff in one of these cases filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit. The federal MDL court has stayed all remaining Florida cases pending a decision on that appeal and has indicated that after resolving certain procedural and evidentiary issues, the MDL court intends to begin remanding non-Florida cases to the federal district courts from which they were transferred originally.

On 26 May 2009, the judge presiding over the Seroquel litigation in the Superior Court of Delaware granted AstraZeneca’s motion for summary judgment in the first Seroquel product liability case set for trial and dismissed the case. Immediately after this decision, plaintiffs voluntarily dismissed the next case scheduled for trial in June 2009 as well as additional cases scheduled for trial in November 2009. Plaintiff has filed a notice of appeal of this decision to the Delaware Supreme Court.

The first trial is now scheduled to begin in Missouri state court on 6 October 2009. AstraZeneca is also aware of approximately 117 additional cases (295 plaintiffs) that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly & Co., Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company. AstraZeneca intends to litigate these cases on their individual merits and will defend against the cases vigorously.

AstraZeneca has product liability insurance dating from 2003 for Seroquel-related product liability claims. The insurers that issued the applicable policies for 2003 have reserved the right to dispute coverage for Seroquel-related product liability claims on various grounds, and AstraZeneca currently believes that there are likely to be disputes with some or all of its insurers about the availability of some or all of this coverage.

As of 30 June 2009, legal defence costs of approximately $593 million have been incurred in connection with Seroquel-related product liability claims.  This amount is approximately equal to the maximum insurance receivable that AstraZeneca will recognise under applicable accounting principles at this time with respect to the applicable insurance policies.  Accordingly, beginning in the second half of 2009, management anticipates defence costs and damages, if any, that may be incurred in connection with Seroquel-related product liability claims will result in a charge to the income statement. There can be no assurance that additional coverage under the policies will be available or that the insurance receivable we have recognised as of 30 June 2009 will be realisable in full.

In addition, given the status of the litigation currently, legal defence costs for the Seroquel claims, before damages, if any, are likely to approximate, and may exceed, the total stated upper limits of the applicable insurance policies in any event.

Patent litigation - US
In June 2009, Dr. Reddy’s Laboratories Ltd. (Dr. Reddy’s) announced its receipt of tentative approval from the US Food and Drug Administration (FDA) for its generic quetiapine tablets in 25mg doses.  Dr. Reddy’s did not submit a Paragraph IV certification challenging the AstraZeneca patents covering Seroquel, which do not expire until 2011, with paediatric exclusivity through 26 March 2012.

Seroquel XR
Patent litigation - US
As previously disclosed, AstraZeneca has brought lawsuits against Handa Pharmaceuticals, Biovail Laboratories International SRL and Accord healthcare, Inc. alleging infringement of AstraZeneca’s patents covering Seroquel XR.

The three matters proceed in co-ordinated discovery. The Court has stayed discovery respecting the ‘288 patent covering the active ingredient in Seroquel XR, pending the decision of the Federal Circuit Court of Appeals in the previously disclosed case of AstraZeneca v. Teva and Sandoz, which pertains to ANDAs for Seroquel.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Seroquel and Seroquel XR.

Additional Government Investigations and Lawsuits relating to Drug Marketing Practices
As previously disclosed, AstraZeneca is involved in multiple US federal and state investigations into drug marketing and pricing practices. In connection with one of the investigations led by the US Attorney’s Office in Philadelphia, the US Attorney's Office and the states of California, Delaware, the District of Columbia, Florida, Hawaii, Illinois, Louisiana, Massachusetts, Nevada, Tennessee, Texas, and Virginia declined to intervene in a qui tam lawsuit alleging that AstraZeneca violated federal and state laws in its dealings with Medco Health Solutions, a pharmacy benefit manager. The individual qui tam plaintiff has chosen to continue to pursue the lawsuit on behalf of the federal government and the states. On 2 July 2009, AstraZeneca Pharmaceuticals LP and AstraZeneca LP were served with the complaint.

AstraZeneca denies the allegations and intends to vigorously defend this matter.

Anti-trust
EU Commission Sector Enquiry
As previously disclosed, AstraZeneca, together with several other companies, was the subject of an EU Commission (Commission) Sectoral Inquiry into competition in the pharmaceutical industry.  On 8 July 2009 the Commission published its Final Report. The Report’s conclusions were grouped into four main areas:  greater competition law scrutiny and enforcement; a Community patent and unified litigation system; a streamlined marketing authorisation process; and improved pricing and reimbursement systems including measures to promote generic competition. The report acknowledged the importance of patents to incentivise the development of new, innovative medicines. The Final Report does not identify any wrongdoing by any individual companies, but the Commission noted that a number of investigations are underway.  AstraZeneca is not aware that it is the subject of a Commission investigation.

Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs. In June 2009, the court presiding over the putative class action in Arizona granted AstraZeneca’s motion for summary judgment and denied plaintiffs’ motion for class certification as moot. The plaintiffs are expected to appeal.

In May 2009, AstraZeneca reached a settlement to resolve the claims of the states of Nevada and Montana.  Those cases have now been dismissed with prejudice.

On 7 July 2009, the state court in Kentucky held oral argument on AstraZeneca’s motion for summary judgment. AstraZeneca’s trial in Kentucky is currently scheduled to commence in September 2009.

340B Class Action Litigation
As previously disclosed, in August 2005, AstraZeneca was named as a defendant, along with multiple other pharmaceutical manufacturers, in a class action suit filed by the County of Santa Clara on behalf of similarly situated California counties and cities that allegedly overpaid for drugs covered by the federal ‘340B’ programme. A hearing on class certification was held on 23 April 2009, and on 5 May 2009 the court denied class certification without prejudice and established Bayer Corporation as a lead-track defendant for summary judgment and trial.

Pain Pump Litigation
As previously disclosed, AstraZeneca LP, AstraZeneca Pharmaceuticals LP, Zeneca Holdings Inc., and/or AstraZeneca PLC have been named among other defendants in cases pending in various US jurisdictions, alleging generally that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, administered in pain pumps that were implanted into patients in connection with arthroscopic surgery, caused chondrolysis. As of 17 July 2009, the AstraZeneca defendants were currently defending lawsuits involving approximately 153 active plaintiffs. To date, 47 plaintiffs have dismissed their cases against the AstraZeneca defendants while the case was in preliminary stages, and a 48th plaintiff’s case was involuntarily terminated when the court granted AstraZeneca’s motion to dismiss.

As previously disclosed, rights to market Sensorcaine, Xylocaine and Naropin in the US were sold to Abraxis Bioscience Inc. (Abraxis) in June 2006 but many of these lawsuits may be a retained liability under the terms of the Asset Purchase Agreement with Abraxis.

Pennsylvania Employees Benefit Trust Fund Litigation
As previously disclosed, in September 2008, the Pennsylvania Employees Benefit Trust Fund (PEBTF) served AstraZeneca Pharmaceuticals LP with a lawsuit, later transferred to the Seroquel MDL, that sought economic damages stemming from allegedly improper marketing practices. On 20 July 2009, the MDL Court dismissed PEBTF's complaint with prejudice. It is currently unclear whether PEBTF will appeal the dismissal.

Verus Pharmaceuticals Litigation
On 26 May 2009, Verus Pharmaceuticals filed a lawsuit in the Supreme Court of the State of New York against AstraZeneca AB and its subsidiary, Tika Läkemedel AB (Tika), alleging breaches of several related collaboration agreements to develop novel pediatric asthma treatments. The complaint purports to state several claims for fraud, breach of contract, unjust enrichment, and conversion. AstraZeneca and Tika removed the lawsuit to federal court on 22 June 2009. AstraZeneca disputes the claims and intends to vigorously defend this case.

5      HALF YEAR TERRITORIAL SALES ANALYSIS

			% Growth
	1st Half 2009 $m	1st Half 2008 $m	Actual	Constant Currency
US	7,172	6,527	10	10
Canada	562	659	(15)	3
North America	7,734	7,186	8	9
Western Europe**	4,423	5,011	(12)	2
Japan	1,106	896	23	11
Other Established ROW	356	406	(12)	16
Established ROW*	5,885	6,313	(7)	4
Emerging Europe	523	609	(14)	10
China	388	288	35	29
Emerging Asia Pacific	376	414	(9)	6
Other Emerging ROW	753	823	(9)	8
Emerging ROW	2,040	2,134	(4)	11
Total Sales	15,659	15,633	-	8

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the half year 2009, Western Europe sales growth excluding Synagis would be -12 percent on an actual basis and 3 percent on a constant currency basis.

6      SECOND QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	2nd Quarter 2009 $m	2nd Quarter 2008 $m	Actual	Constant Currency
US	3,548	3,126	13	13
Canada	295	337	(12)	4
North America	3,843	3,463	11	13
Western Europe**	2,247	2,606	(14)	2
Japan	609	518	18	11
Other Established ROW	195	216	(10)	17
Established ROW*	3,051	3,340	(9)	5
Emerging Europe	259	322	(20)	6
China	198	155	28	25
Emerging Asia Pacific	192	210	(9)	6
Other Emerging ROW	415	466	(11)	5
Emerging ROW	1,064	1,153	(8)	8
Total Sales	7,958	7,956	-	9

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the second quarter 2009, Western Europe sales growth excluding Synagis would be -13 percent on an actual basis and 4 percent on a constant currency basis.

7      HALF YEAR PRODUCT SALES ANALYSIS

	World				US
	1st Half 2009 $m	1st Half 2008 $m	Actual Growth %	Constant Currency Growth %	1st Half 2009 $m	Actual Growth %
Gastrointestinal:
Nexium	2,438	2,561	(5)	2	1,429	(4)
Losec/Prilosec	456	542	(16)	(12)	31	(69)
Others	47	41	15	24	23	92
Total Gastrointestinal	2,941	3,144	(6)	-	1,483	(7)
Cardiovascular:
Crestor	2,098	1,688	24	34	1,025	33
Seloken/Toprol-XL	705	396	78	87	474	251
Atacand	679	734	(7)	6	127	(3)
Tenormin	143	157	(9)	(5)	7	(22)
Zestril	94	124	(24)	(15)	8	-
Plendil	121	136	(11)	(6)	6	(45)
Others	118	143	(17)	(6)	-	(100)
Total Cardiovascular	3,958	3,378	17	27	1,647	55
Respiratory:
Symbicort	1,066	989	8	24	210	108
Pulmicort	603	794	(24)	(20)	367	(30)
Rhinocort	136	172	(21)	(15)	73	(27)
Oxis	28	38	(26)	(8)	-	-
Accolate	32	37	(14)	(11)	24	(8)
Others	67	88	(24)	(10)	-	-
Total Respiratory	1,932	2,118	(9)	2	674	(10)
Oncology:
Arimidex	946	920	3	10	443	15
Casodex	481	674	(29)	(28)	116	(19)
Zoladex	504	565	(11)	(1)	23	(34)
Iressa	143	125	14	10	2	(33)
Ethyol	9	20	(55)	(55)	8	(60)
Others	167	199	(16)	(10)	55	(34)
Total Oncology	2,250	2,503	(10)	(5)	647	(3)
Neuroscience:
Seroquel	2,374	2,162	10	15	1,693	18
Local anaesthetics	285	309	(8)	4	19	(5)
Zomig	208	221	(6)	2	89	(1)
Diprivan	134	144	(7)	(1)	23	15
Others	22	30	(27)	(13)	3	(50)
Total Neuroscience	3,023	2,866	5	12	1,827	16
Infection and Other:
Synagis	599	600	-	-	502	3
Merrem	415	439	(5)	8	89	(1)
FluMist	2	-	n/m	n/m	2	n/m
Other Products	78	113	(31)	(24)	44	(21)
Total Infection and Other	1,094	1,152	(5)	1	637	-
Aptium Oncology	217	196	11	11	217	11
Astra Tech	244	276	(12)	1	40	-
Total	15,659	15,633	-	8	7,172	10

8      SECOND QUARTER  PRODUCT SALES ANALYSIS

	World				US
	2nd Quarter 2009 $m	2nd Quarter 2008 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2009 $m	Actual Growth %
Gastrointestinal:
Nexium	1,246	1,323	(6)	1	724	(4)
Losec/Prilosec	245	290	(16)	(10)	13	(75)
Others	23	21	10	19	11	83
Total Gastrointestinal	1,514	1,634	(7)	-	748	(8)
Cardiovascular:
Crestor	1,129	916	23	33	547	32
Seloken/Toprol-XL	417	206	102	112	298	320
Atacand	356	388	(8)	6	66	(4)
Tenormin	77	87	(11)	(5)	3	(25)
Zestril	47	65	(28)	(17)	4	-
Plendil	60	70	(14)	(7)	3	(40)
Others	62	75	(17)	(4)	-	-
Total Cardiovascular	2,148	1,807	19	30	921	62
Respiratory:
Symbicort	551	518	6	24	111	95
Pulmicort	311	383	(19)	(14)	194	(23)
Rhinocort	72	92	(22)	(15)	36	(29)
Oxis	16	21	(24)	(5)	-	-
Accolate	16	19	(16)	(16)	12	(14)
Others	31	45	(31)	(18)	-	-
Total Respiratory	997	1,078	(8)	4	353	(5)
Oncology:
Arimidex	483	490	(1)	7	224	11
Casodex	245	358	(32)	(29)	62	(21)
Zoladex	272	310	(12)	(1)	12	(37)
Iressa	75	67	12	10	1	-
Ethyol	5	6	(17)	(17)	4	(33)
Others	87	107	(19)	(11)	29	(33)
Total Oncology	1,167	1,338	(13)	(6)	332	(5)
Neuroscience:
Seroquel	1,249	1,112	12	18	893	22
Local anaesthetics	153	171	(11)	2	11	(8)
Zomig	107	114	(6)	3	46	-
Diprivan	70	76	(8)	(1)	13	44
Others	12	15	(20)	(7)	2	(33)
Total Neuroscience	1,591	1,488	7	14	965	20
Infection and Other:
Synagis	54	81	(33)	(33)	31	(3)
Merrem	213	226	(6)	9	43	(2)
FluMist	-	-	-	-	-	-
Other Products	35	58	(40)	(33)	23	(15)
Total Infection and Other	302	365	(17)	(7)	97	(6)
Aptium Oncology	112	98	14	14	112	14
Astra Tech	127	148	(14)	-	20	(5)
Total	7,958	7,956	-	9	3,548	13

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of third quarter and nine months 2009 results	29 October 2009
Announcement of fourth quarter and full year 2009 results	28 January 2010

DIVIDENDS

The record date for the first interim dividend payable on 14 September 2009 (in the UK, Sweden and the US) is 7 August 2009.  Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 5 August 2009.  ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC., ONGLYZA™, a trademark of Bristol-Myers Squibb Company and TRILIPIX™, a trademark of Fournier Industrie Et Sante.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 15 Stanhope Gate London W1K 1LN UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted.  The forward-looking statements reflect knowledge and information at the date of preparation of these interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the risk of expiration or early loss of patents (including patents covering competing products), marketing exclusivity or trademarks; the risk of patent litigation; failure to obtain patent protection; the impact of fluctuations in exchange rates; our debt-funding arrangements; bad debts; the adverse impact of a sustained economic downturn; risks relating to owning and operating a biologics and vaccines business; competition; price controls and price reductions; taxation; the risk of substantial product liability claims; the performance of new products; environmental/occupational health and safety liabilities; the development of our business in emerging markets; product counterfeiting; the risk of adverse outcome of litigation and/or government investigations and risk of insufficient insurance coverage; the difficulties of obtaining and maintaining regulatory approvals for new products; the risk of failure to observe continuing regulatory oversight; the risk that R&D will not yield new products that achieve commercial success; the risk that acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful; the risk of reliance on third parties for supplies of materials and services; the risk of failure to manage a crisis; the risk of delay to new product launches; information technology and outsourcing; risks relating to productivity initiatives and reputation.

Item 7

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Bruno Angelici, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 30 July 2009, Mr Angelici exercised an option over 10,673 AstraZeneca PLC Ordinary Shares at an option price of £25.05 per share.  The option, which was granted to Mr Angelici in August 1999, was due to expire on 25 August 2009, if not exercised before then.

Following the exercise, Mr Angelici sold all of the 10,673 shares so acquired at a price of £28.47 per share.

A C N Kemp
Company Secretary
31 July 2009

Item 8

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 31 July 2009 the issued share capital of AstraZeneca PLC with voting rights is 1,449,052,793 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,449,052,793.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
31 July 2009

Item 9

FDA APPROVES ONGLYZA FOR THE TREATMENT OF
TYPE 2 DIABETES IN THE US

AstraZeneca and Bristol-Myers Squibb today announced that the US Food and Drug Administration (FDA) has approved ONGLYZA (saxagliptin) for the treatment of type 2 diabetes mellitus in adults.

ONGLYZA is a dipeptidyl peptidase-4 (DPP-4) inhibitor. DPP-4 inhibitors affect the action of incretins, hormones that decrease elevated blood sugar levels (glucose) by increasing the body’s utilisation of sugar, mainly through increasing insulin production in the pancreas and by reducing the liver’s production of glucose.

ONGLYZA is indicated as an adjunct to diet and exercise to improve blood sugar (glycemic) control in adults with type 2 diabetes mellitus. ONGLYZA once daily can be used in combination with commonly prescribed oral anti-diabetic medications – such as metformin, sulfonylureas (SUs) or thiazolidinediones (TZDs) – or as a monotherapy to significantly reduce glycosylated hemoglobin (A1C) levels. The dose of ONGLYZA is 2.5 mg or 5 mg, once daily, regardless of meals.

“Type 2 diabetes is a daily challenge for adult patients and physicians. With the FDA approval of ONGLYZA, physicians and adult patients with type 2 diabetes have an important new treatment to help improve glycemic control,” said David Brennan, Chief Executive Officer, AstraZeneca. “ONGLYZA is the product of a major collaboration between AstraZeneca and Bristol-Myers Squibb to further the understanding of how best to treat this challenging disease and help adult patients achieve their treatment goals.”

AstraZeneca and Bristol-Myers Squibb Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialize select investigational drugs for type 2 diabetes – one of which is saxagliptin. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life.

ONGLYZA is a trademark of the Bristol-Myers Squibb Company.

AstraZeneca Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 20 7304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Bristol-Myers Squibb Media Enquiries:
Carmel Hogan	+33 674 107 658

AstraZeneca Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032

AstraZeneca Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

Bristol-Myers Squibb Investor Enquiries:
John Elicker	+1 609 252 4611

3 August 2009

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